A phase 1b study of ARGX-111 in patients with advanced cancers over-expressing the MET protein argenx

Anna Hultberg[1], Philippe Aftimos[2], Christian Rolfo[3], Sylvie Rottey[4], Philippe Barthelemy[5], Christophe Borg[6], Keunchil Park[7], Do-Youn Oh[8], Sang-We Kim[9], Natalie De Jonge[1], Valérie Hanssens[1], Karen Zwanenpoel[3], Torsten Dreier[1], Luc Van Rompaey[1], Hans de Haard[1], Patrick Pauwels[3], Samson Fung[1], Alain Thibault[1], Nicolas Leupin[1] and Ahmad Awada[2]

[1]argenx BVBA, Zwijnaarde (Ghent), Belgium, [2]Institut Jules Bordet, Brussels, Belgium, [3]University Hospital Antwerp, Edegem, Belgium, [4]University Hospital Ghent, Ghent, Belgium, [5]Centre Paul Strauss, Strasbourg, France, [6]Hôpital Jean Minjoz, France, [7]Samsung Medical Center, Seoul, South Korea, [8]Seoul National University Hospital, Seoul, South Korea, [9]Asan Medical Center, Seoul, South Korea

4 modes of action to attack MET+ tumor cells


ARGX-111
HGF
cMET
Fibroblast
ECM
1 HGF independent blocking
2 HGF dependent blocking
3 Kill cMet+ cells via increased ADCC-Potelligent®
4 Increased tissue penetration-NHance®
CTC - Circulating Tumor Cells
V-region completely blocking MET signalling (SIMPLE Antibody™)
Mutations allowing increased tumor penetration (NHance®)
Afucosylated leading to enhanced ADCC
Hultberg 2015; Pachmann 2008, Basilico 2014

Benefits

1. *Blocking MET amplified tumors:* inhibition of HGF independent c-MET signalling
2. Inhibition of HGF dependent c-MET signalling
3. Potent killing of primary tumor cells, CTCs and MET+ MDSCs via enhanced ADCC, limiting metastatic potential
4. Increased tumor penetration via NHance®

Phase 1b clinical trial overview


Dose escalation
Safety expansion
MET-overexpressing patients n = 19 / q3w
MET-amplified patients n = 5 / q2w
0.3 mg/kg
1.0 mg/kg
3.0 mg/kg
10.0 mg/kg
3.0 mg/kg
ClinicalTrials.gov Identifier: NCT02055066

Details

- ARGX-111 monotherapy
- Advanced, heavily pre-treated cancer population (all-comers):
  - Progressive, end stage disease
  - MET+ by IHC (dose escalation) and FISH+ (safety expansion)

Objectives

- Safety and tolerability
- Pharmacology (PK, immunogenicity and clinical activity)
- Monitor tumor metabolism (PET/CT)

- **Comparable safety profile across doses up to 3mg/kg (MTD)**
- **Majority of TEAEs mild/moderate**
- **Adverse events resulted in only few dose reductions (for DLT) / dose delays**

Results

MET overexpression (IHC) and *MET* gene amplification (FISH)


IHC
%MET in tumor
breast
colon
gastric-esophagus
gallbladder
pancreas
gynecologic-ovary
lung
RCC
other


FISH
lung 4/32
gastric 6/49
prostate 1/15
RCC 2/33
breast 1/26
gallbladder 1/38
bone/sarcome 0/15
esophagus 0/15
ovary 0/16
skin 0/16
liver 0/31
colon 0/61
pancreas 0/62
% MET FISH positive patients

- 43% IHC positive (>50%, ≥2+ intensity)
- Gastric and colon had high expression levels
- 12-12.5% *MET* amplified in lung and gastric
- Overall 3% (15/501) of patients were *MET* gene amplified (MET:CEP7 ≥2)

Archived biopsy

Patient demographics and baseline characteristics

		Dose escalation					Safety expansion
		0.3 mg/kg Q3W (N=2)	1 mg/kg Q3W (N=2)	3 mg/kg Q3W (N=12)	10 mg/kg Q3W (N=3)	Total (N=19)	3 mg/kg Q2W (N=5)
Age (years)	Median [Range]	60 [49-71]	52 [41-63]	60 [46-70]	47 [28-69]	60 [28-71]	57 [42-79]
	Male	1 (50%)	2 (100%)	7 (58%)	1 (33%)	11 (58%)	4 (80%)
Sex	Female	1 (50%)	0	5 (42%)	2 (67%)	8 (42%)	1 (20%)
Race	Caucasian	2 (100%)	2 (100%)	12 (100%)	3 (100%)	19 (100%)	5 (100%)
ECOG	Grade 0	0	2 (100%)	4 (33%)	0	6 (32%)	1 (20%)
	Grade 1	2 (100%)	0	8 (67%)	3(100%)	13 (68%)	4 (80%)
Primary cancer type							
stomach		1 (50%)					2 40%)
esophagus			2 (100%)	1 (8%)			
cervix				1 (8%)	1 (33%)		
pancreas		1 (50%)		1 (8%)			
lung				2 (17%)			1 (20%)
breast				1 (8%)			
bile duct				1 (8%)	1 (33%)		
kidney				2 (17%)	1 (33%)		2 (40%)
gynecological				1 (8%)			
urothelial				1 (8%)			
Intraosseous mandibular				1 (8%)			

- Demographic characteristics varied slightly across the treatment groups
- No clinically relevant differences regarding these characteristics were observed when comparing the treatment groups
- All patients were stage IV

ARGX-111 shows a favorable safety profile

TEAE by Preferred term (PT)	Any grade in ≥20% of patients n, N (%)	Grade ≥3 n, N (%)
Infusion related reaction (IRR)	58*, 19 (79)	2, 2 (8)
Fatigue	20, 13 (54)	1, 1 (4)
Constipation	10, 10 (42)	
Nausea	11, 8 (33)	
Decreased appetite	11, 8 (33)	
Myalgia	8, 8 (33)	
Vomiting	7, 7 (29)	
General physical health deterioration	7, 7 (29)	6, 6 (25)
Arthralgia	5, 5 (21)	1, 1 (4)
Headache	4, 4 (21)	

n=number of events: N=number of patients: %=% of patients, *incl symptoms

- IRR were most common, but manageble with premedication
- 5 CTCAE grade 3 toxicities (IRR, pain and fatigue) were considered related to ARGX-111 of which two (IRR) were considered DLTs at 10 mg/kg
- 7 grade 5 toxicities were reported, none related to ARGX-111

Disease control rate of 42% with > 6 months stabilization of disease in several patients bile duct SD
intraosseous mandibular tumor SD
stomach PR
kidney SD
kidney SD
lung SD
lung PD
esophagus SD
cervix SD
urothelial SD
kidney SD
breast SD
stomach PD
kidney PD
stomach PD
pancreas PD
kidney PD
esophagus PD
pancreas NE
gynecological NE
lung PD
esophagus NE
cervix NE
bile duct NE
0.3 mg/kg q3w
1 mg/kg q3w
3 mg/kg q3w
10 mg/kg q3w
3 mg/kg q2w
0 21 42 63 84 105 126 147 168 189 210 231 252 273
Days until EOT

- 42% DCR with 1/24 PR and 9/24 SD, 60% DCR in the safety expansion (3 mg/kg q2w)
- 3 patients had intra patient dose escalation at C3, 2 patients had dose reduction from 10-3 mg/kg due to DLT
- Mean duration of treatment was 12 weeks

Partial response and 75% CTC reduction in a *MET* gene amplified gastric cancer patient

Patient	49 year old female, diagnosed Dec 2011
Prior surgery	Total gastrectomy Apr 2012 (*)
Diagnosis	Gastric adenocarcinoma
Metastases	Bone and lymph nodes
MET IHC	100%, 3+, membranous (archived Apr 2012)
MET FISH	>10 copies
No doses	2 at 0.3 mg/kg (PD) dose escalated (CT) 7 at 1 mg/kg PR best response (CT)


Cancer treatments and best responses
ARGX-111 PR
Docetaxel+Cisplatine+5-FU CR
Cisplatine+Epirubicine+5-FU CR
Cisplatine+Epirubicine+Capecitabine NE*
months of treatment


CTC by Veridex
75% decrease

^{18}F-FDG-PET/CT shows mixed response in lesions (selection)


baseline
C2D15
C4D15
responding lesions
progressive and new lesions
baseline
C2D15
C4D15

- Patient had mixed response (PD) after two doses of 0.3 mg/kg q3w ARGX-111
- Increased to 1 mg/kg C3-C9 at which patient showed PR at C5-C9
- Patient had a 75% decrease of CTC at C6

ARGX-111 conclusions and future perspectives

- ARGX-111 is a unique MET-selective mAb combining complete blockade of MET signalling with enhanced tumor cell killing
- ARGX-111 has a favorable safety and tolerability profile
- Dose of 3 mg/kg q2w selected based on MTD and pharmacokinetics
- Preliminary anti-tumor activity at all dose levels in heavily pretreated patients with advanced MET+ malignancies

Acknowledgments

We would like to thank all the patients and their families for participating in this study. We would also like to thank all staff at sites, vendors and argenx that have contributed to the study.